# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZIFF DAVIS, INC., CIK 0001084048
CUSIP: 48123V102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 360 PARK AVE SOUTH, 17TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001274173-22-000064
Filed by CIK 0001274173

## Reporting persons
- JANUS HENDERSON GROUP Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 3,587,806; sole dispositive power 0; shared dispositive power 3,587,806; aggregate amount beneficially owned 3,587,806 (9.7% of the class)

## Item 1. Issuer
Name of issuer: ZIFF DAVIS, INC.
Address of issuer's principal executive offices:
360 PARK AVE SOUTH, 17TH FLOOR
NEW YORK, NY 10010

## Item 2. Person Filing
Name of person filing:
Janus Henderson Group Ltd.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by Janus Henderson Group Ltd. It does not include securities, if any, beneficially owned by Janus Henderson Group Ltd.s ultimate parent Jupiter Topco LLC, the direct or indirect owners of Jupiter Topco LLC, or other persons that may be deemed under control of such owners. Any beneficial ownership by such persons has been disaggregated from that of Janus Henderson Group Ltd. in accordance with the release.
Address of principal business office or, if none, residence:
201 Bishopsgate
EC2M 3AE, United Kingdom
Citizenship: Y9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Janus Henderson Group Ltd. (JHG) is the ultimate parent of a number of SEC-registered investment advisers and foreign equivalents thereof, including but not limited to Janus Henderson Investors US LLC, Janus Henderson Investors UK Limited, Janus Henderson Investors Australia Institutional Funds Management Limited, Janus Henderson Investors Middle East Limited, Janus Henderson Investors (Jersey) Limited, Janus Henderson Investors (Japan) Limited, Janus Henderson Investors (Singapore) Limited, Kapstream Capital Pty Limited, Privacore Capital Advisors LLC, Tabula Investment Management Limited, Victory Park Capital Advisors LLC, and Richard Berstein Advisors LLC (each, an Asset Manager and together, the Asset Managers). The Asset Managers generally exercise investment and/or voting discretion on behalf of their clients which include investment companies, other investment advisers, institutional separate accounts and retail separate accounts (collectively referred to herein as Managed Portfolios).

As a result of their exercise of investment and/or voting discretion on behalf of the Managed Portfolios, the Asset Managers may be deemed to be the beneficial owner of 3,587,806 common stock of Ziff Davis, Inc. However, the Asset Managers do not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaim any ownership associated with such rights.
Percent of class: 9.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3587806
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3587806

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.
Of the Managed Portfolios, none own more than five percent of the common stock of Ziff Davis, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please refer to Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney
Exhibit 99: Item 7

## Signatures
- JANUS HENDERSON GROUP Ltd.: Kristin Mariani, Head of North America Compliance (08/13/2026)